Exhibit 1.02
Conflict Minerals Report
Macy's, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 2, 2014.
Unless the context indicates otherwise, the terms "Company," "we," "its," "us" and "our" refer to Macy's, Inc. and its consolidated subsidiaries. As used herein and in the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Overview
Notwithstanding our due diligence efforts described herein, for 2013, we were unable to trace the origin of the necessary Conflict Minerals content in our in-scope products. However, we do not have reason to believe that any of the necessary Conflict Minerals contained in our in-scope products were used to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.
See "Product Information; Additional Risk Mitigation Efforts" below for additional information concerning our in-scope products.

Due Diligence Program Design
We designed our due diligence measures relating to Conflict Minerals in general conformance with the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Guidance").
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems ("Step One");

2.	Identify and assess risk in the supply chain ("Step Two");

3.	Design and implement a strategy to respond to identified risks ("Step Three");

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain ("Step Four"); and

5.	Report on supply chain due diligence ("Step Five").
Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed below.
Due Diligence Program Execution
In furtherance of our Conflict Minerals due diligence in respect of 2013, we performed the following due diligence measures. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.
We are subject to the Conflict Minerals Rule because of the degree of influence that we exercised over the materials, parts, ingredients or components of some of our private brand products that contained Conflict Minerals. We refer below to our suppliers of private brand products for 2013 as "Suppliers."

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
We created a task force that included senior staff under the General Counsel charged with implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the task force: Financial Reporting; Information Technology; Internal Audit; Legal; Overseas Offices; Quality Assurance/Product Integrity; Risk Management; and Social Compliance. We also included merchants and product development teams from all of our business divisions in the compliance process.

b.
We communicated to our merchants and selected other internal personnel our commitment to comply with the Conflict Minerals Rule. We did so in writing, by telephone and through in-person meetings. In addition, senior management at both Macy’s and Bloomingdale’s, our merchants, our international general managers, our product development personnel and selected other internal personnel were educated on the Conflict Minerals Rule and our compliance plan.

c.
We retained specialist outside counsel and other consultants to advise us in connection with our Conflict Minerals Rule compliance. In addition, we hired a third-party information management services provider (the "Service Provider") to, on our behalf, (i) engage in supplier outreach and follow-up, (ii) validate supplier responses, (iii) identify risks based on smelter and refiner sourcing practices of suppliers and (iv) store records of due diligence processes, findings and resulting decisions on a computerized database.

d.
We determined to use the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI") to identify smelters and refiners in our supply chain.

e.	We are members of the Conflict Minerals committees of the American Apparel and Footwear Association and the National Retail Federation.

f.
We adopted a policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. The policy recommends that these records be maintained on a computerized database where practicable. The Service Provider also was instructed to maintain our records in its possession for at least five years.

g.
We furnished the Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements. We also communicated to the Suppliers our commitment to comply with the Conflict Minerals Rule. The foregoing communications occurred through written communications, telephone and/or in-person meetings.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.
Inquiries concerning the usage and source of Conflict Minerals in the Suppliers' products, as well as information concerning their related compliance measures, were made by the Service Provider of all private brand suppliers for 2013. Following the initial introduction to the Conflict Minerals compliance program and information request, the Service Provider sent reminder emails to each non-responsive Supplier requesting completion of the Conflict Minerals Reporting Template. The Service Provider contacted by phone the Suppliers who remained non-responsive to the email reminders. When needed, the Service Provider obtained assistance from our personnel in reaching out to non-responsive Suppliers.

b.
The Service Provider, in conjunction with our personnel, reviewed the completed responses received from Suppliers. The Service Provider followed up by email or phone with Suppliers that submitted an incomplete response or a response that we or the Service Provider concluded contained errors or inaccuracies or that otherwise provided a written response determined not to be suitable by us or the Service Provider, in each case requesting the Supplier to submit a revised response. The Service Provider followed up with other Suppliers where deemed appropriate by it or us. Under the Service Provider's procedures, responses that did not identify a smelter or refiner, responses that indicated a sourcing location without supporting information and organizations that were identified as smelters or refiners but were not identified as such by the Conflict-Free Sourcing Initiative ("CFSI") triggered follow-up with the Supplier.

c.
If a Supplier was unable to provide information concerning the processors of Conflict Minerals in its supply chain, the Service Provider requested information on the Supplier's suppliers of products or components that may have required Conflict Minerals for their functionality or production (the "Tier 2 Suppliers"). The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

d.	If a Supplier indicated that there was no Conflict Minerals content in the products that it supplied to us, a senior executive of the Supplier was requested to certify to that determination.

e.
To the extent that a completed response identified a smelter or refiner, the Service Provider reviewed this information against the list of conflict free smelters and refiners published in connection with the CFSI's Conflict-Free Smelter Program ("CFSP"), the London Bullion Market Association's ("LBMA") Good Delivery List and the Responsible Jewelery Council's ("RJC") Chain-of-Custody Certification.

f.
To the extent that a smelter or refiner identified by a Supplier was not certified as conflict free by an independent third-party, the Service Provider attempted to contact that smelter or refiner to gain information about its sourcing practices and to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	Our Conflict Minerals task force reported the findings of its supply chain risk assessment to our General Counsel.

b.
We took such risk mitigation efforts as we deemed to be appropriate based on the findings of our supply chain risk assessment. Our risk mitigation efforts in respect of our 2013 supply chain were determined by the particular facts and circumstances and risks identified.

c.
To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we intend to engage in the additional measures discussed under “Product Information; Additional Risk Mitigation Efforts” below.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, we utilized information made available by the CFSP, LBMA and RJC concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

a.	During 2013, we published a Report on Social Responsibility, which we made publicly available on our website, that discussed our position on Conflict Minerals sourcing.

b.
We filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website certain information from this Conflict Minerals Report and the Form SD.

Product Information; Additional Risk Mitigation Efforts
Our in-scope products included: (1) apparel, that includes functional metal hardware such as zippers and other functional trim; (2) accessories, primarily consisting of handbags, shoes, belts and jewelry; and (3) home goods, primarily consisting of cookware and kitchen gadgets. However, not all of our products in each of these categories contained Conflict Minerals or were otherwise in-scope for purposes of our compliance with the Conflict Minerals Rule. For a broader discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended February 1, 2014. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.
We identified approximately 640 potentially in-scope Suppliers for purposes of our 2013 Conflict Minerals compliance. Our outreach included all of these Suppliers. We received response to our Conflict Minerals inquiries from a majority of the Suppliers surveyed, with only a small number indicating use of Conflict Minerals in our products.
Suppliers indicating use of Conflict Minerals identified 25 smelters and/or refiners that may have been used to supply the Conflict Minerals contained in our in-scope products. Thirteen of the identified smelters and refiners were certified as conflict free by an independent third-party. The Suppliers reported the smelter and refiner information at a company, division or product category level and not at a product level. Therefore, we were unable to determine whether any of the identified smelters or refiners were in our supply chain. In addition, we were unable to determine the country of origin of the necessary Conflict Minerals contained in our in-scope products. However, for 2013, we do not have reason to believe that any of our in-scope products were used to support conflict in the DRC or an adjoining country (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country).
We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed EICC/GeSI Conflict Minerals Reporting Template and through the outreach and review of information conducted by the Service Provider.
Risk Mitigation Efforts After the End of the Period Covered by This Report
Since the end of the period covered by this report, we have taken the following additional steps to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products benefit armed groups:

1.
We adopted a Conflict Minerals policy. We communicated the policy internally to impacted personnel by e-mail. The policy also was communicated by email to the Suppliers. In addition, the Conflict Minerals policy was posted on our website. The Conflict Minerals policy is described in the Form SD to which this Conflict Minerals Report is included as an exhibit.

2.
We have a mechanism at www.macysinc.com/contact-us that enables individuals to provide comments or questions to the Company on various subjects, including, for example, with respect to the sourcing of Conflict Minerals contained in our products.

We intend to take the following additional steps to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.
Continue to review the sourcing strategies of Tier 2 nominated trim suppliers (which are trim suppliers that we require our direct suppliers to source from), with the intention of developing a conflict free nominated trim supplier list and related compliance policies and procedures.

2.
Based on the results of our inquiries and due diligence in respect of 2013, adopt and implement a risk management plan that, among other things, addresses supplier non-responsiveness and non-compliance.

3.	Based on the results of our inquiries and due diligence in respect of 2013, formalize the performance metrics to be reported to designated senior management on an ongoing basis.

4.	Develop additional compliance training for relevant internal personnel and suppliers.

5.	Update our testing manuals, vendor standards manual, private brand master contract and purchasing terms and conditions to support our Conflict Minerals Rule compliance program.

6.
Develop policies and procedures relating to Conflict Minerals Rule compliance as part of the on-boarding process for private brand suppliers, including education of suppliers and communication of our sourcing expectations.

7.	Encourage Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

8	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

9.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

10.	Participate in additional selected industry initiatives to identify smelters and refiners in the supply chain.

11.	Encourage uncertified smelters and refiners identified in our due diligence process to participate in a program such as the CFSP to obtain a “conflict free” designation.
All of the foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.